Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

May 8, 2020
VIA EDGAR CORRESPONDENCE

Mr. David Lin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Gold and Treasury Investment Trust Registration Statement on Form S-1 File No. 333-235913

Dear Mr. Lin:

This letter responds to your letter dated February 10, 2020 providing comments from the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced registration statement filed on January 14, 2020 on Form S-1 (the "Registration Statement") for United States Gold and Treasury Investment Trust (the "Registrant").
The Staff's comments and our responses thereto that the Registrant has authorized us to make on its behalf are set forth below.  In addition, the Registrant notes that the methodology for the Index has been changed to remove the Gold Futures Component.  As a result of this change, the Trust will not be a commodity pool and the Registration Statement will not have to conform to CFTC and NFA rules applicable to commodity pool disclosure documents.  The Trust will not use leverage nor have any leveraged position in gold.  The Registrant has removed disclosure from pre-effective amendment no. 1 to the Registration Statement (the "Amendment") that the Trust has filed on EDGAR as of the date hereof that is only required by CFTC or NFA rules.  Other revisions resulting from the change in Index methodology and the changes referenced in the responses below are reflected in the Amendment. A marked version of the Amendment in PDF format showing the changes from the Registration Statement is included with this letter. The definitions of terms used in the Registration Statement apply to terms used and not defined herein.

Cover Page
Comment 1.	Please revise the cover page to disclose the Trust's investment objective, as discussed elsewhere in the prospectus.
Response:	The referenced disclosure has been revised accordingly in response to this comment.
Comment 2.	Please revise to include cover page risk disclosure regarding the impact of the use of leverage on your profits and losses.
Response:
As a result of the change to the Index methodology discussed above, the Trust will not use leverage nor have any leveraged position in gold and therefore the referenced disclosure has not been revised in response to this comment.

Comment 3.
Please revise to disclose the initial price per share that will be paid by the initial Authorized Participant(s). Please also identify the initial Authorized Participant(s) prior to effectiveness or advise.

Response:	The referenced disclosure has been revised accordingly in response to this comment.
Comment 4.	Please revise to disclose the date that you expect the continuous offering to be completed. Please refer to Item 501(b)(8) of Regulation S-K.
Response:	The referenced disclosure has been revised accordingly in response to this comment.
Prospectus Summary
Reports, page 10
Comment 5.	Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.
Response:
As noted above, because the Amendment will not have to conform to CFTC and NFA rules applicable to commodity pool disclosures, the breakeven table, along with other disclosures related to the Trust's previously contemplated investments in Gold Futures, have been deleted from the Amendment.  Because rebalancing costs are dependent on the degree to which the Index components will change due to volatility measures of the LBMA Gold Price PM and U.S. equity markets, they cannot be estimated with certainty.  To respond to this comment, the Registrant has added additional risk disclosure regarding this consideration to the risk factor "The Trust's expenses, including Additional Trust Expenses (if any) and the Sponsor's Fee may adversely affect an investment in the Shares" under the heading "Risk Factors Related to the Trust and the Shares".

Comment 6.
We note your disclosure on pages 10 and 70 that the Administrator shall post a trust report and monthly reports on a "below-referenced website." Please revise to clearly disclose the website to which you are referring.

Response:	The last paragraph in each subsection where the referenced disclosure appears has been revised to include the name of the Administrator's website in response to this comment.
Risk Factors, page 14
Comment 7.	Please include a risk factor that discloses that futures-based investing is complex and risky and an investment in the Trust should be monitored consistently by investors.
Response:	Because the Trust will no longer invest in Gold Futures as noted above, the Registrant believes that changes in response to this comment are not necessary.
Comment 8.	Please add risk factor disclosure regarding the potential for tracking error.
Response:
The Registrant notes that the subsection "Risk Factors Related to the Index" includes the risk factor "The Trust's performance may not always replicate the changes in the levels of the Index," which discusses the potential for tracking error. To make the connection of this risk factor to tracking error more explicit, the Registrant has changed the caption to read as follows: “The Trust’s performance may not always replicate the changes in the levels of the Index (such deviations are also referred to as ‘tracking error’).”

The Shares may trade at a price which is at, above, or below the NAV per Shares..., page 15
Comment 9.	Please revise to clarify the potential impact upon investors from the shares trading at a premium or discount to NAV.
Response:	The Registrant has revised the referenced risk factor in response to this comment.
The Trust's expenses, including Additional Trust Expenses (if any) and the Sponsor's Fee may adversely affect..., page 18
Comment 10.
We note your risk factor disclosure that "[t]he Sponsor could choose to decrease the Sponsor's Fee in response to competitive pressures from other [emphasis added] digital currency financial vehicles similar to the Trust." Noting your disclosure, please supplementally advise whether you consider the Trust to be a digital currency financial vehicle. Also please revise your disclosure, here or elsewhere in your prospectus, to so clarify in greater detail, to the extent applicable.

Response:
The Sponsor does not consider the Trust to be a digital currency financial vehicle.  The referenced disclosure has been modified to read as follows: "Alternatively, the Sponsor could choose to decrease the Sponsor's Fee in response to competitive pressures from other investment vehicles similar to the Trust."  The Registrant does not believe that additional clarification is necessary.

Regulatory and exchange accountability levels may restrict the subscription process..., page 30

Comment 11.	Please disclose the applicable accountability levels and position limits and discuss the likelihood that you will reach such thresholds.
Response:	Because the Trust will no longer invest in Gold Futures as noted above, the Registrant believes that changes in response to this comment are not necessary.
The Trust's returns from futures trading will be affected by market conditions..., page 31
Comment 12.
We note your risk factor on page 31 regarding the risks associated with contango and backwardation. Please revise to describe whether the market for gold futures contracts is or has been in contango or backwardation. Also please revise your prospectus summary to discuss contango and backwardation and the possible effects upon the Trust.

Response:	Because the Trust will no longer invest in Gold Futures as noted above, the Registrant believes that changes in response to this comment are not necessary.
Description of the Trust
Management; Voting by Shareholders, page 45
Comment 13.
We note your disclosure that "The Sponsor and all persons dealing with the Trust will be entitled to act in reliance on any vote or consent which is deemed cast or granted pursuant to the negative consent provision and will be fully indemnified by the Trust in so doing." Please revise to discuss such negative consent provision in greater detail. Also please tell us what consideration you gave to including risk factor disclosure regarding such provision and how it may impact investors.

Response:
The Registrant has revised the disclosure in this subsection to respond to this comment.  The Registrant notes that the risks related to this provision with respect to the Shareholder's limited rights associated with the Shares are disclosed in the risk factor "Shareholders do not have the rights enjoyed by investors in certain other vehicles" in the section "Risk Factors—Risk Factors Related to the Trust and the Shares."  As a result, the Registrant does not believe that additional risk factor disclosure is necessary.

Description of the Index, page 46
Comment 14.
We note your disclosure that the Index is based, in part, on the price of physical gold. Please add disclosure regarding the relationship between performance of the Trust and spot price performance for gold.

Response:	The referenced disclosure in this section has been revised accordingly in response to this comment to add additional disclosure in the fourth and fifth paragraphs under the heading, "General".

Comment 15.	Please describe in more detail the components of the Index, in particular the weighting of each component to the overall Index.
Response:
As a result of the Index methodology change discussed above, references to the Gold Futures Component and related disclosure has been removed from this section.  Otherwise, the referenced disclosure has been revised accordingly in response to this comment.

The Gold Custodian, page 62
Comment 16.	Please briefly describe any controls that are in place to ensure that your gold that is held by the Gold Custodian is safe.
Response:	The referenced disclosure has been revised accordingly in response to this comment.
The Commodity Broker, page 63
Comment 17.
We note your reference to the Trust's transactions in swaps and forwards on page 63. To the extent applicable, please revise the cover page of the prospectus to describe if you are using swaps or forwards, to name the counterparty and describe the risk. We may have further comments.

Response:	Because the Trust will no longer invest in Gold Futures as noted above, the Registrant believes that changes in response to this comment are not necessary.
Expenses, page 68
Comment 18.	Please revise to clarify whether the Additional Trust Expenses includes the Trust's costs of rolling futures.
Response:	Because the Trust will no longer invest in Gold Futures as noted above, the Registrant believes that changes in response to this comment are not necessary.
U.S. Federal Income Tax Considerations, page 81
Comment 19.
We note your disclosure on page 82 that long-term capital gains recognized from the sale of "collectibles," including gold bullion, are taxed at a maximum rate of 28%, rather than the 20% rate applicable to most other long-term capital gains. Please revise to include summary and risk factor disclosure regarding the same.

Response:	The Registrant has added the requested risk factor disclosure.
Comment 20.
Please tell us if investors will receive a Schedule K-1. If investors will receive a Schedule K-1, please expand your risk factor disclosure regarding the taxation of shareholders in the prospectus summary and risk factor sections. In particular, we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response:	Investors will receive a Schedule K-1. The Registrant has added the requested risk factor disclosure.

General
Comment 21.	To the extent you intend to use a fact sheet, please provide us with a copy for our review.
Response:	The Registrant will provide a fact sheet to the Staff for its review once a draft is available.
Comment 22.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:
No written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized on its behalf, and the Registrant does not intend to present, or authorize anyone on its behalf to present, such communications to potential investors in reliance on Section 5(d) of the Securities Act.

Comment 23.
Please revise to include the disclosure required by Item 407(a) of Regulation S-K. To the extent you do not have a board of directors, please provide risk factor disclosure regarding your lack of a board of directors and audit committee.

Response:
The Registrant notes that it does not have a board of directors, and to respond to this comment has added a risk factor under the heading "Risk Factors Related to Potential Conflicts of Interest" under the caption "The Trust does not have a board of directors or an audit committee, and therefore lacks the oversight and review functions that those bodies would typically perform."

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If you have any additional comments or questions, please contact the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments.
Very truly yours,

SEWARD & KISSEL LLP

/s/ Christopher D. Carlson
Christopher D. Carlson

cc: William Cai, Partner, Wilshire Phoenix Funds LLC